KROSSBOW HOLDING CORP.

From:
Jason Kropp
Chief Executive Officer
Krossbow Holding Corp.
831-77th Avenue
Edmonton, Alberta
Canada T6P 1S9

AMMENDMENT #2

Re: Form S-1/A filed May 13, 2010 File No, 333-166786

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To   Whom It May Concern:

On behalf of Krossbow Holding Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated July 21, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

Summary, Page 3

1) The Company revised the disclosure to summarize the revenue process. The $155,000 does include steps necessary to generate revenue.

2) The Company revised the disclosure to assure that all losses are in parentheses

Risk Factors, Page 6

Selling Shareholders, Page 12

3)   No revision necessary

Revenue Generation, Page 19

4) The Company has revised the disclosure to define "average weighted price" and to give more detail on the timing and ability of the company to obtain the carbon credits.

Markets, Page 19

5) The Company has added a reference for the information listed on page 19 of the registration statement.

6) The Company revised the disclosure to remove reference to the Boxer Kerry climate bill as the 60 votes required to enact the bill were not reached in senate Thursday July 22, 2010.

Competition, Page 20

7) The Company has added additional disclosure to expand the description of its competitive position and the size of the market
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Rule 144 Shares, Page 22

8)   The Company has revised the disclosure.

Plan of Operations Page 23

Develop Website, Page 23

9) The Company has revised the disclosure to include information relating to the contract with Carbon Bull Inc.

Procure Initial Project in Canada, Page 23

10) The Company has revised the disclosure to include a description of "foresty/pastrure land interface. In addition information on the availability of carbon credits and monitoring obligations has been added to the "Verify Project" section of the registration statement.

Verify Carbon Credits, Page 24

11) Further clarification has been added to the verification process regarding the timing of the process as well as how it relates to future site monitoring.

Summary, Page 25

12) The company has reconciled the disclosure to clarify the timeline to begin full operations.

13) In the summary and throughout the disclosure it is made clear that we require additional financing and intend to conduct an offering once effective to do so.

Director, Executive Officers, Promoters and Control Persons, Page 26

14) The Company has revised its disclosure to correct the date of incorporation.

Security Ownership of Certain Beneficial Owners and Management, Page 28

15) The Company has added disclosure in this section, and in the section entitled "Selling Shareholders," that Jason Kropp expressly disclaims beneficial ownership of Patricia Kropp's shares of the Company's common stock.

Notes to the Financial Statements, Page F-6

Note 1

16) "We have revised the footnote so that it is consistent with the description of our business that appears elsewhere in the prospectus."
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Note 2

17) "We have revised the footnote to include the material terms of this contract and have filed the contract as an exhibit to the prospectus."

Note 3

18) Mr. Kropp's ownership and control do not change after the offering. We have revised and expanded the footnote to disclose his ownership percentage and his ability to exert control over the Company, and that his ownership interest and control will remain the same after the offering.

Other

19)  N/A

20)  Updated consent is included.

Krossbow Holding Corp.


/s/ Jason Kropp
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Jason Kropp, CEO